Exhibit 99.1

Telesat Announces Closing of Refinancing Transaction

OTTAWA, CANADA, March 28, 2012 - Telesat Canada (“Telesat”), a wholly owned subsidiary of Telesat Holdings Inc. (“Holdings”), today announced its entry into a new credit agreement. The new credit agreement provides for the extension of credit under the following senior credit facilities in the principal amount of up to approximately US$2,550 million (together, the “Senior Credit Facilities”):

•	a revolving credit facility in the amount of up to C$/US$140 million, available in either Canadian or US dollars, maturing on March 28, 2017;
•	a Term Loan A facility denominated in Canadian dollars, in the amount of C$500 million, maturing on March 28, 2017;
•	a Term Loan B facility denominated in Canadian dollars, in the amount of C$175 million, maturing on March 28, 2019; and
•	a Term Loan B facility denominated in US dollars, in the amount of US$1,725 million, maturing on March 28, 2019.

JP Morgan Chase Bank N.A. (“JP Morgan”) is acting as administrative agent and collateral agent with respect to the Senior Credit Facilities. Canadian Imperial Bank of Commerce (“CIBC”) and JP Morgan acted as joint lead arrangers and joint bookrunners for the revolving credit and Term Loan A facilities. CIBC acted as Syndication Agent for the revolving credit and Term Loan A facilities. Credit Suisse Securities (USA) LLC (“CS Securities”), Morgan Stanley Senior Funding, Inc. (“MS”), UBS Securities LLC (“UBSS”) and ING Bank of Canada (“ING”), acted as co-managers and co-documentation agents for the revolving credit and Term Loan A facilities. J.P. Morgan, CS Securities, MS and UBSS, acted as joint lead arrangers and joint bookrunners for the Term Loan B facility. ING and CIBC acted as co-managers and co-documentation agents for the Term Loan B facility. MS, CS Securities, and UBSS acted as co-syndication agents on the Term Loan B.

The proceeds from the Senior Credit Facilities will be used to refinance Telesat’s outstanding borrowings of approximately C$2.1 billion under its previous credit agreement (which agreement has been terminated), and to pay accrued interest, closing costs and other third party expenses related to the transaction. A portion of the proceeds from the Senior Credit Facilities along with approximately C$200 million of existing cash and cash from operations will be used to make payments of approximately C$705 million, including distributions to Holdings’ shareholders in respect of the stated capital of Holdings and special bonus payments to certain executives and employees of Telesat. The payments were announced on February 22, 2012. Approximately C$586 million of the C$705 million has been paid, with the majority of the balance expected to be paid during the remainder of 2012.

Also on March 28, 2012, Holdings completed the redemption of all of its issued and outstanding senior preferred shares, previously held by an affiliate of the Public Sector Pension Investment Board (“PSP Investments”), for approximately C$145.5 million in cash, equal to the principal and accrued dividends on the Holdings senior preferred shares. Following the redemption of the Holdings senior preferred shares, an affiliate of PSP Investments provided a loan in the amount of approximately C$145.5 million to Telesat, which loan is evidenced by a subordinated promissory note (the “Note”). The Note requires payment of at least 50% of the principal amount of the Note on March 31, 2014, with the balance, if any, to be repaid no later than March 31, 2016. Telesat will pay interest on the Note in the amount of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will”, “expected”, “would” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat’s state-of-the-art fleet consists of 12 satellites plus the Canadian Ka-band payload on ViaSat-1 and two more satellites under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

2